

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

October 26, 2017

Via E-mail
Shannon Masjedi
President
Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, California 90015

> **Re: Pacific Ventures Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 12, 2017**
> **File No. 000-54584**

Dear Ms. Masjedi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Jonathan R. Shechter, Esq.
Foley Shechter